Exhibit 99.1

Trip.com Group and TripAdvisor Announce Strategic Partnership

SHANGHAI and NEEDHAM, Mass., Nov. 6, 2019 – Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group”, formerly known as Ctrip.com International Ltd. (Nasdaq: CTRP)) and TripAdvisor, Inc. (Nasdaq: TRIP) (“TripAdvisor”) today announced a strategic partnership to expand global cooperation, including a joint venture, global content agreements and a governance agreement.

First, Ctrip Investment Holding Ltd., a subsidiary of Trip.com Group has entered into a joint venture with TripAdvisor’s subsidiary TripAdvisor Singapore Private Limited. Trip.com Group will be the majority shareholder of the new joint venture entity and will contribute cash and market expertise. TripAdvisor will own 40% of the joint venture and will contribute a long-term exclusive brand and content license and other assets of its China business. Both companies have agreed to share inventories in travel categories at the joint venture level. The joint venture will operate globally as TripAdvisor China.

Second, Trip.com Group and TripAdvisor have entered into global content agreements providing for distribution of selected TripAdvisor content on major Trip.com Group brands, including Trip.com, Ctrip, Skyscanner and Qunar.

Furthermore, Trip.com Group and TripAdvisor also entered into a Governance Agreement pursuant to which Trip.com Group will have a nomination right for one TripAdvisor, Inc. Board seat commencing upon the relevant regulatory bodies’ approvals of the transaction. To maintain the Board seat, Trip.com Group shall acquire up to 6.95 million TripAdvisor shares or TripAdvisor shares valued at USD317.6 million through open market transactions within one year following regulatory approvals. TripAdvisor and its controlling shareholder Liberty TripAdvisor Holdings, Inc. (“LTRP”) have separately agreed to provide Trip.com Group with certain information rights with respect to potential transactions for the sale of TripAdvisor Class B shares or LTRP Series B shares, respectively.

The broad strategic partnership pairs Trip.com Group’s market leadership in travel booking capabilities and China travel market expertise with TripAdvisor’s unique brand strength, rich global user-generated content, and points-of-interest database, as well as best-in-class in-destination supply. The strategic partnership marks an important step for Trip.com Group to realize its globalization vision with greater quality services, and for TripAdvisor to further strengthen its position as a global travel leader.

“We are pleased to announce this strategic partnership with Trip.com Group to expand TripAdvisor’s global reach and also help outbound Chinese travelers plan more meaningful trips,” said Stephen Kaufer, president and chief executive officer, TripAdvisor. “China is one of the largest and fastest growing travel markets in the world. Trip.com Group, with its established brands and travel market leadership, is the perfect partner to help us achieve our long-term goals in the region.”

“TripAdvisor is a leading global travel platform and an ideal partner for Trip.com Group,” said Jane Sun, CEO of Trip.com Group. “As we expand our footprint overseas, it is important that we offer not only seamless access to global travel inventory, but also quality reviews, opinions and pictures generated by other fellow travelers. We are very excited about this strategic partnership, which will undoubtedly further enhance the travel experience for our customers worldwide.”

Conference Call

Trip.com Group’s management team will host a conference call at 9:30PM EST on Nov 6 2019 (or 10:30AM on Nov 7, 2019 in Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: https://investors.trip.com. The call will be archived for twelve months at this website.

Listeners may access the call by dialing the following numbers:

US:	1-855-881-1339 or 1-914-202-3258
Hong Kong:	800-966-806
Mainland China:	400-120-0659
International:	+61-731-454-010
Passcode:	10002765

For pre-registration, please click

https://s1.c-conf.com/diamondpass/Ctrip-10002765-invite.html

A telephone replay of the call will be available after the conclusion of the conference call until Nov 15, 2019. The dial-in details for the replay:

International dial-in number:	+61-7-3107-6325
Passcode:	10002765

About Trip.com Group

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

About TripAdvisor

TripAdvisor (NASDAQ:TRIP), the world’s largest travel platform*, helps 459 million travelers each month** make every trip their best trip. Travelers across the globe use the TripAdvisor site and app to browse more than 831 million reviews and opinions of 8.6 million accommodations, restaurants, experiences, airlines and cruises. Whether planning or on a trip, travelers turn to TripAdvisor to compare low prices on hotels, flights and cruises, book popular tours and attractions, as well as reserve tables at great restaurants. TripAdvisor, the ultimate travel companion, is available in 49 markets and 28 languages.

The subsidiaries and affiliates of TripAdvisor, Inc. own and operate a portfolio of websites and businesses, including the following travel media brands: www.airfarewatchdog.com, www.bokun.io, www.bookingbuddy.com, www.cruisecritic.com, www.family vacation critic.com, www.flipkey.com, www.thefork.com (including www.lafourchette.com, www.eltenedor.com, and www.restorando.com), www.holidaylettings.co.uk, www.holiday watchdog.com, www.housetrip.com, www.jetsetter.com, www.niumba.com, www.onetime.com, www.oyster.com, www.seatguru.com, www.smartertravel.com, www.tingo.com, www.vacationhomerentals.com and www.viator.com.

*	Source: Jumpshot for TripAdvisor Sites, worldwide, April 2019
**	Source: TripAdvisor internal log files, average monthly unique visitors in Q3 2019

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.